# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Costamare Inc., CIK 0001503584
CUSIP: Y1771G102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7 Rue du Gabian, Monaco, Monaco (O9), MC98000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001513019

## Reporting persons
- Christos Konstantakopoulos: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 17,801,588; shared voting power 0; sole dispositive power 17,801,588; shared dispositive power 0; aggregate amount beneficially owned 17,801,588 (14.7% of the class)
  Comment: The percent ownership is calculated based upon an aggregate of 120,892,607 shares outstanding.

## Item 1. Issuer
Name of issuer: Costamare Inc.
Address of issuer's principal executive offices: 7 rue du Gabian, Monaco, Monaco, MC98000

## Item 2. Person Filing
Name of person filing: Christos Konstantakopoulos
Address of principal business office or, if none, residence:
The principal business office of the person named in Item 2(a) above is:
c/o Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece
Citizenship: Christos Konstantakopoulos is a citizen of Greece.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership is as of June 30, 2026.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Christos Konstantakopoulos: /s/ Christos Konstantakopoulos, Christos Konstantakopoulos (07/06/2026)